Exhibit 99.5

Execution Version

CONSENT, LIMITED WAIVER
AND FIRST AMENDMENT
TO PLEDGE AGREEMENT
(Ready Mix)

    This CONSENT, LIMITED WAIVER AND FIRST AMENDMENT TO PLEDGE AGREEMENT (this “Agreement”) is dated as of January 29, 2010 and is made by and among MEADOW VALLEY PARENT CORP., a Delaware corporation (the “Borrower”), LBC CREDIT PARTNERS II, L.P., a Delaware limited partnership, as agent for the Lenders (as defined below) (in such capacity, the “Agent”), and the Lenders party hereto.

W I T N E S S E T H

       WHEREAS, the Loan Parties, the Agent and the financial institutions from time to time party thereto (the “Lenders”) are parties to that certain Holdco Term Loan and Security Agreement dated as of February 2, 2009 (as amended, supplemented or otherwise modified from time to time, the “Loan Agreement”; capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Loan Agreement);

       WHEREAS, the Borrower has pledged 2,645,212 shares of the issued and outstanding common stock of Ready Mix, Inc., a Nevada corporation (“Ready Mix”), to the Agent pursuant to the terms and conditions of that certain Pledge Agreement dated as of February 2, 2009, by and between the Borrower, as pledgor, and the Agent (the “Pledge Agreement”);

       WHEREAS, the Borrower has advised the Agent and the Lenders that Ready Mix desires to enter into an asset purchase agreement to sell certain of its assets to Skanon Investments Inc. (such asset sale, together with the transactions expressly contemplated thereby, the “Proposed Transaction”);

       WHEREAS, the Borrower desires to enter into that certain Voting Agreement to be dated as of January 29, 2010, by and between Skanon Investments Inc. and the Borrower in connection with the Proposed Transaction; and

       WHEREAS, the Borrower has requested, and the Agent and the Lenders (one of which includes Insight Equity (MVCO) Mezz Debt LLC, which is an affiliate of the parent company of the Borrower) are willing to agree, subject to the terms and conditions hereof, to consent to the Proposed Transaction, waive certain provisions of the Pledge Agreement and amend certain provisions of the Pledge Agreement in connection therewith;

       NOW, THEREFORE, in consideration of the foregoing Recitals, which are hereby incorporated into this Agreement and made a part hereof, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

   1.   Consent and Limited Waiver.

       a)   Effective as of the date first written above and subject to the terms and conditions hereof, including satisfaction of the conditions set forth in Section 4 of this Agreement, and in reliance upon the representations and warranties of the Loan Parties set forth in the Loan Agreement, the other Loan Documents and this Agreement, the Agent and the Lenders hereby:

         i.          consent to the execution and delivery of the Asset Purchase Agreement (as defined below) by Ready Mix (but not the consummation of the transactions contemplated thereby); and

         ii.         waive any Triggering Event set forth in Section 12(a)(i) of the Pledge Agreement caused as a result of any breach of Section 7(e)(ii) of the Pledge Agreement solely to the extent necessary to permit Ready Mix to enter into the Asset Purchase Agreement (but not to permit the consummation of the transactions contemplated thereby).

Subject to the terms and conditions hereof, including satisfaction of the conditions set forth in Section 4 of this Agreement, and provided that no Triggering Event, other than those Triggering Events specifically waived by this Agreement, occurs following the date hereof, the Agent and the Lenders agree that the Borrower may enter into and perform its obligations under the Voting Agreement (as defined below), notwithstanding the provisions of Section 8(a) and Section 8(c) of the Pledge Agreement to the contrary that would vest in the Agent the right to exercise the voting rights which Borrower would otherwise be entitled to exercise pursuant to Section 8(a) of the Pledge Agreement.  The foregoing consents and limited waivers are subject to the satisfaction of the conditions set forth in Section 4 of this Agreement.  In the event that any of the conditions set forth in Section 4 of this Agreement are not satisfied to Agent’s satisfaction in its sole discretion, the foregoing consents and limited waivers by the Agent and the Lenders shall be void and of no further force and effect, and the Agent and the Lenders shall be entitled to exercise their rights and remedies to the full extent provided in the Pledge Agreement.

       b)   Subject to the terms and conditions hereof, including satisfaction of the conditions set forth in Section 4 and Section 5 of this Agreement, and in reliance upon the representations and warranties of the Loan Parties set forth in the Loan Agreement, the other Loan Documents and this Agreement, the Agent and the Lenders hereby consent to the consummation of the Proposed Transaction and waive the following provisions of the Pledge Agreement as follows:

         i.          the Agent and the Lenders hereby waive any Triggering Event set forth in Section 12(a)(iv)(A) of the Pledge Agreement caused as a result of default by Ready Mix prior to the date hereof under the secured indebtedness of Ready Mix owed to Wells Fargo Equipment Finance, Inc. (“Wells Fargo”) in connection with such default;

         ii.         the Agent and the Lenders hereby waive any Triggering Event set forth in Section 12(a)(ix) of the Pledge Agreement caused as a result of the EBITDA of Ready Mix being negative for the fiscal quarters ending March 31, 2009, June 30, 2009, September 30, 2009 and December 31, 2009;

         iii.        the Agent and the Lenders hereby waive any Triggering Event set forth in Section 12(a)(i) of the Pledge Agreement caused as a result of any breach of Section 7(c) and/or 7(e) of the Pledge Agreement solely to the extent necessary to permit Ready Mix to consummate the Proposed Transaction;

         iv.        the Agent and the Lenders hereby waive any Triggering Event set forth in Section 12(a)(ii) of the Pledge Agreement solely to the extent related to the cessation of Ready Mix’s business operations in connection with the consummation of the Proposed Transaction; and

         v.         the Agent and the Lenders hereby waive any Triggering Event set forth in Section 12(a)(x) of the Pledge Agreement solely to the extent resulting directly from the consummation of the Proposed Transaction.

The foregoing consent and limited waivers are subject to the satisfaction of the conditions set forth in Section 4 and Section 5 of this Agreement.  In the event that any of the conditions set forth in Section 4 or Section 5 of this Agreement are not satisfied to Agent’s satisfaction in its sole discretion, the foregoing consent and limited waivers by the Agent and the Lenders shall be void and of no further force and effect, and the Agent and the Lenders shall be entitled to exercise their rights and remedies to the full extent provided in the Pledge Agreement.

       c)   Without limiting the generality of the provisions of Section 15 of the Pledge Agreement, the consents and waivers set forth herein shall be limited precisely as written and relate solely to the Proposed Transaction in the manner and to the extent described above, and nothing in this Agreement shall be deemed to: (i) constitute a waiver of compliance by the Borrower with respect to (x) Triggering Events of the same type or involving the same subject matter in any other instance or (y) any other term, provision or condition of the Pledge Agreement or any other instrument or agreement referred to therein; (ii) prejudice any right or remedy that the Agent or any Lender may now have (except to the extent such right or remedy was based upon existing Triggering Events that will not exist after giving effect to this Agreement) or may have in the future under or in connection with the Pledge Agreement or any other instrument or agreement referred to therein; or (iii) establish a custom or a course of dealing or conduct between the Agent and the Lenders, on the one hand, and the Borrower, on the other hand.  Except as expressly set forth herein, the terms, provisions and conditions of the Pledge Agreement shall remain in full force and effect and in all other respects are hereby ratified and confirmed.

   2.   Amendment to Pledge Agreement.  Section 12(a) of the Pledge Agreement is hereby amended to replace the period at the end of clause (x) thereof with “; and”, and to insert a new clause (xi) at the end of such Section 12(a) to read as follows:

“(xi) if at any time following the Ready Mix Closing Date (as such term is defined in that certain Consent, Limited Waiver and First Amendment to Pledge Agreement dated as of January 29, 2010, by and among the Borrower, the Agent and the Lenders party thereto (the ‘Ready Mix Consent’)), the net cash proceeds of the Proposed Transaction (as defined in the Ready Mix Consent) are (a) not distributed within seventy-five (75) calendar days following the Ready Mix Closing Date to the holders of the Capital Stock of Ready Mix, or (b) used for any purpose, applied or otherwise disbursed for any reason other than to make a pro rata distribution thereof to the holders of the Capital Stock of Ready Mix.”

   3.   Representations, Warranties and Covenants. The Borrower hereby represents and warrants to the Agent and the Lenders that:

       a)   the execution, delivery and performance of this Agreement has been duly authorized by all requisite corporate or limited liability company, as applicable, action on the part of the Borrower;

       b)   this Agreement constitutes the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditor’s rights generally or by equitable principles relating to enforceability;

       c)   after giving effect to the waivers set forth in Section 1(a) and Section 1(b) of this Agreement, no Default, Event of Default or Triggering Event has occurred and is continuing or would result from the consummation of the Proposed Transaction; and

       d)   the representations and warranties of the Borrower set forth in the Loan Agreement and in the other Loan Documents, are true and correct in all material respects as of the date hereof after giving effect to this Agreement, with the same effect as though made on the date hereof (except to the extent such representations and warranties expressly refer to an earlier date, in which case they are true and correct in all material respects as of such earlier date).

   4.   Conditions to Effectiveness.  The obligation of the Agent and the Lenders to enter into this Agreement, and the limited waivers by the Agent and the Lenders set forth in Section 1 hereof, are subject to the following conditions as further specified in Section 1:

       a)   the Borrower shall have delivered to Agent this Agreement, duly executed by the Borrower;

       b)   the Loan Parties shall have delivered to Agent the Consent, Limited Waiver and Second Amendment to Holdco Term Loan and Security Agreement between the Loan Parties, the Agent and the Lenders dated as of the date hereof, duly executed by the Loan Parties;

       c)   the Proposed Transaction shall be on terms and conditions (including as to structure) reasonably satisfactory to the Agent, it being understood that the terms of each of (1) the unsigned draft copy of that certain Asset Purchase Agreement by and between Ready Mix and Skanon Investments Inc. attached hereto as Exhibit A (the “Asset Purchase Agreement”), and (2) the unsigned draft copy of that certain Voting Agreement by and between the Borrower and Skanon Investments Inc. attached hereto as Exhibit B (the “Voting Agreement”), are acceptable to the Agent;

       d)   the board of directors of Ready Mix shall have adopted resolutions authorizing the execution and delivery by Ready Mix of the Asset Purchase Agreement (the “APA Execution Resolutions”);

       e)   the Borrower shall have delivered to Agent written resolutions of the board of directors of Ready Mix in form attached hereto as Exhibit C authorizing the pro rata distribution to the holders of the Capital Stock of Ready Mix of the net cash proceeds of the Proposed Transaction, subject to such board of directors’ assessment of its duty to act in the best interest of Ready Mix and the shareholders and its fiduciary duties;

       f)   the Borrower shall have delivered to the Agent written resolutions of the board of directors of the Borrower authorizing the Borrower’s execution and delivery of the Voting Agreement, certified as true and correct by a Responsible Officer of the Borrower;

       g)   the Borrower shall have delivered to Agent the final fairness opinion by Lincoln International made in connection with the Proposed Transaction, including supporting materials therefor as requested by the Agent;

       h)   all fees and out-of-pocket expenses of the Agent which are required to be paid by the Borrower shall have been paid in full; and

       i)   the Borrower shall have delivered and duly executed, if applicable, all other documents or information that the Agent shall have reasonably requested with respect to any matter relevant to this Agreement or the transactions contemplated hereby.

   5.   Conditions to the Consummation of the Proposed Transaction.  The limited waivers by the Agent and the Lenders set forth in Section 1(b) hereof, and consummation of the Proposed Transactions, are subject to the following conditions as further specified in Section 1(b):

       a)   the Borrower shall deliver to Agent not later than the closing date of the Proposed Transaction (the “Ready Mix Closing Date”) fully executed copies of the Asset Purchase Agreement and Voting Agreement, in each case, together with all schedules and exhibits thereto, each certified as true, complete and correct by a Responsible Officer of the Borrower;

       b)   (i) all conditions precedent to the Proposed Transaction set forth in the Asset Purchase Agreement and the Voting Agreement shall have been satisfied or, with the consent of Agent and the Lenders, waived, (ii) no default or event of default shall have occurred under the Asset Purchase Agreement or the Voting Agreement unless such default or event of default shall have been waived with the consent of the Agent and the Lenders, and (iii) the Proposed Transaction shall have closed not later than the date required by the Asset Purchase Agreement and otherwise in accordance with the terms of the Asset Purchase Agreement (together with any modifications thereof which are reasonably satisfactory to the Agent) and the Voting Agreement (together with any modifications thereof which are reasonably satisfactory to the Agent);

       c)   the board of directors of Ready Mix shall have complied in all respects with Section 14(c) of the Securities Exchange Act of 1934, as amended, and the Borrower shall have delivered to Agent copies of any notices of the Proposed Transaction delivered by the board of directors of Ready Mix to the holders of the Capital Stock of Ready Mix in connection therewith;

       d)   the Borrower shall have delivered to Agent (i) a written copy of the APA Execution Resolutions and (ii) to the extent not included in the APA Execution Resolutions, written resolutions by the board of directors of Ready Mix approving the Proposed Transaction, in each case in form and substance reasonably satisfactory to Agent;

       e)   the Borrower shall have delivered to Agent evidence that all secured Indebtedness of Ready Mix (other than the mortgage in favor of National Bank of Arizona) shall have been either (i) paid in full by Skanon Investments Inc. and terminated on the Ready Mix Closing Date, or (ii) assumed in full by Skanon Investments Inc., with the consent of the respective lenders under such Indebtedness, on the Ready Mix Closing Date; and

       f)   Ready Mix shall have received on the Ready Mix Closing Date gross cash proceeds, which shall include seller retained cash, from the Proposed Transaction in an amount not less than $7,500,000.

   6.   Pledge Agreement in Full Force and Effect.  The Pledge Agreement shall remain in full force and effect, as amended hereby.  This Agreement shall not preclude the future exercise of any right, remedy, power or privilege available to the Agent and the Lenders whether under the Pledge Agreement otherwise, and shall not be construed or deemed to be a satisfaction, novation or release of the Obligations, the Term Notes, or the other Loan Documents.

   7.   Waiver and Release.  In further consideration of the Agent and the Lenders entering into this Agreement, with respect to all matters arising out of or in any way relating to the Loan Documents, the loans evidenced by the Loan Documents, or the Agent’s or any of the Lender’s actions or omissions in connection with the Loan Documents or such loans, the Borrower, on behalf of itself and any person or entity claiming by or through it (collectively, the “Releasors”), hereby waives and releases any and all claims, counterclaims, crossclaims, demands, actions, causes of action, rights, defenses, and offsets of any nature whatsoever, including claims for contribution or indemnity, whether now known or unknown, past or present, asserted or unasserted, contingent or liquidated, at law or in equity, or resulting from any assignment (collectively, the “Claims”), against the Agent and/or the Lenders and all of its and their past and present officers, directors, shareholders, employees, agents, subsidiaries, affiliates, trustees, administrators, attorneys, representatives, predecessors, successors and assigns of any such person or entity (collectively, the “Releasees”), for or by reason of any cause, matter or thing whatsoever, arising from the beginning of time to the date hereof to the extent derived from or relating to this Agreement, the Pledge Agreement or the other Loan Documents or the transactions hereunder or thereunder; provided, however such release shall not apply to any Claims due to fraud, gross negligence and/or willful misconduct of any Releasee as determined by a court of competent jurisdiction.  The Borrower warrants and represents that it has not assigned, pledged, hypothecated and/or otherwise divested itself and/or encumbered all or any part of the Claims being released hereby and that it hereby agrees to indemnify and hold harmless any and all of Releasees against whom any Claim so assigned, pledged, hypothecated, divested and/or encumbered is asserted.

   8.   Miscellaneous.

       a)   Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

       b)   Counterparts.  This Agreement may be executed in any number of counterparts, and by the parties hereto on the same or separate counterparts, and each such counterpart, when executed and delivered, shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Agreement.  The descriptive headings of the various sections of this Agreement are inserted for convenience of reference only and shall not be deemed to affect the meaning or construction of any of the provisions thereof.  Whenever the context and construction so require, all words in this Agreement in the singular number herein shall be deemed to have been used in the plural, and vice versa, and the masculine gender shall include the feminine and neuter and the neuter shall include the masculine and feminine.

THE REST OF THIS PAGE IS INTENTIONALLY LEFT BLANK.

    IN WITNESS WHEREOF, the parties hereto have executed this Consent, Limited Waiver and First Amendment to Pledge Agreement, dated for reference purposes only as of the date first written above.

BORROWER:

MEADOW VALLEY PARENT CORP.

By	/s/ Ted W. Beneski
Name:	Ted W. Beneski
Title:	Chairman of the Board

By	/s/ Victor L. Vescovo
Name:	Victor L. Vescovo
Title:	Managing Director

Signature Page to
Consent, Limited Waiver and First Amendment to
Pledge Agreement

AGENT AND LENDER:

LBC CREDIT PARTNERS II, L.P., as
Agent and as a Lender
By: LBC Credit Funding II, L.P., its
general partner
By: LBC Credit Funding II GP, LLC,
its general partner

		By	/s/ David E. Fraimow
		Name:	David E. Fraimow
		Title:	Vice President

LENDER:		LENDER:

INSIGHT EQUITY (MVCO) MEZZ DEBT LLC, as a Lender		LBC CREDIT PARTNERS PARALLEL II, L.P., as a Lender
By: LBC Credit Funding II, L.P., its
By	/s/ Ted W. Beneski	general partner
Name:	Ted W. Beneski	By: LBC Credit Funding II GP, LLC,
Title:	Chairman of the Board	its general partner

By	/s/ Victor L. Vescovo	By	/s/ David E. Fraimow
Name:	Victor L. Vescovo	Name:	David E. Fraimow
Title:	Managing Director	Title:	Vice President

Signature Page to
Consent, Limited Waiver and First Amendment to
Pledge Agreement

Exhibit A
Asset Purchase Agreement

See attached.*

* Exhibit A to Exhibit 99.5 is filed as Exhibit 99.4 to Amendment No. 3 to this Schedule 13D.

Exhibit B
Voting Agreement

See attached.*

* Exhibit B to Exhibit 99.5 is filed as Exhibit 99.2 to Amendment No. 3 to this Schedule 13D.